News Release

07020138

RECEIVED

2007 JAN -3 A 6:49

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZURICH®

PROCESSED

JAN 09 2007

THOMSON FINANCIAL

SUPPL

Zurich to buy remaining shares in UK based insurance intermediary

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, December 19, 2006 – Zurich Financial Services Group (Zurich) has announced today the signing of an agreement for the purchase of all remaining shares in the insurance intermediary Endsleigh Limited.

After having acquired 45% of Endsleigh's stock in 2002, Zurich will now buy the rest of the shares held by the management team as well as the shareholdings of the National Union of Students (NUS). Students are a large customer group of Endsleigh. In line with Zurich's strategy to strengthen and refine distribution capabilities, this acquisition improves access to this young customer base, generating for Zurich new opportunities for profitable growth in the personal line segment. The NUS represent 5.3 million students. In recognition of the strategic importance of this market to Endsleigh, NUS will retain two seats on the board.

Dieter Wemmer, CEO of Europe General Insurance, said "The acquisition of Endsleigh underpins our goal to become a leading pan-European insurer, delivering solutions to our customers in the way they wish to be served." Guy Munnoch, Zurich's UK General Insurance Chief Executive Officer designate, added "With a business turnover of GBP 60 million, Endsleigh has exceeded its goals in the past and we expect it to generate excellent results in the future. The acquisition of Endsleigh supports Zurich's multi-distribution strategy and we are excited about the opportunities for profitable growth that this deal offers. It also demonstrates Zurich's commitment to and strong belief in the long-term future of the intermediary channel in the UK."

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ZURICH®

Zurich intends to retain the current management team and the strong market brand of Endsleigh. Endsleigh will continue to operate as an independent intermediary, placing business in the best interests of its customers with a panel of leading insurers, including Zurich. The transaction is expected to close in January.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 55,000 people serving customers in more than 120 countries.